CONNECTICUT OFFICE

TORONTO OFFICE:

PO Box 577

Bay Adelaide Centre, East Tower

U.S.A.   06784

22 Adelaide Street West, Suite 3400

Sherman, CT

Toronto, Ontario M5H 4E3 Canada

U.S.A.   06784

Toll Free (844) 364-1830

investors@tangoldcorp.com

 www.tangoldcorp.com

Appellate Division Affirms New York Supreme Court Decision;

Tanzanian Gold to Continue to Pursue Federal Matter

FOR IMMEDIATE RELEASE February 5, 2020

TORONTO, February 5, 2020 (GLOBENEWSWIRE) – Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (the “Company”) announces that the Appellate Division, First Judicial Department, Supreme Court of the State of New York has affirmed the Supreme Court of the State of New York, County of New York granting of summary judgment to Crede CG III, LTD under a Securities Purchase Agreement entered into on September 1, 2016 between Crede and the Company.  The Company is currently reviewing its rights including the right to appeal.

The Appellate Division’s decision does not affect the Company’s federal claim against Crede for market manipulation, among other claims.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair Executive Chairman

For further information, please contact Michael Martin, Investor Relations, via email at m.martin@tangoldcorp.com, direct line 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy

Cautionary Note Regarding Forward-looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward- looking statements and forward-looking information can be identified using words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, ,occur or be achieved. Forward-looking statements or information herein include, but are not limited whether or not the Company will appeal the Appellate Court’s decision and its rights under the federal claim.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or  information  will  prove   to   be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following:, gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” in the Company’s Form 20-F Annual Report for the fiscal year ended August 31, 2019 as filed with the SEC on December 2, 2019.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward- looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.